UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2026

Commission File Number: 001-36298

GeoPark Limited

(Exact name of registrant as specified in its charter)

Calle 94 N° 11-30 8° piso

Bogota, Colombia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

GEOPARK LIMITED

TABLE OF CONTENTS

ITEM
1.	Press Release dated January 21, 2026, titled “GeoPark Announces Fourth Quarter 2025 Operational Update”

Item 1

FOR IMMEDIATE DISTRIBUTION

GEOPARK ANNOUNCES FOURTH QUARTER 2025 OPERATIONAL UPDATE

2025 PRODUCTION EXCEEDS GUIDANCE

SUCCESSFUL POLYMER INJECTION PROJECT LAUNCHED AT LLANOS 34

Bogota, Colombia – January 21, 2026 - GeoPark Limited (“GeoPark” or the “Company”) (NYSE: GPRK), a leading independent energy company with over 20 years of successful operations across Latin America, announces its operational update for the three-month period ended December 31, 2025 (“4Q2025”).

GeoPark closed 2025 delivering full-year production that surpassed the upper end of its yearly guidance range, supported by strong execution across its core assets in Colombia and Argentina. 2025 also marked the successful initiation of a polymer injection project in the Llanos 34 Block (GeoPark operated, 45% working interest (“WI”)), strengthening secondary recovery performance. In Argentina, integration of the newly acquired assets in Vaca Muerta was completed safely and ahead of plan, contributing to early production growth.

Oil and Gas Production and Operations

•	Annual average oil and gas production of 28,233 boepd, above the upper range of the 2025 guidance of 26,000 – 28,000 boepd. Outperformance was driven by solid base delivery and secondary recovery from the Llanos 34 Block, stable production from the CPO-5 Block (GeoPark non-operated, 30% WI) and successful drilling results in the Llanos 123 Block (GeoPark operated, 50% WI)

•	4Q2025 average oil and gas production of 28,351 boepd, 1% higher than 3Q2025, reflecting stable delivery from core operated and non-operated assets, as well as fresh production coming online in our Vaca Muerta assets

•	6 rigs in operation (3 drilling and 3 workover) at 2025 year-end

•	16 wells drilled and completed in 2025

•	Manati gas field in Brazil: The transfer was completed on December 12, 2025, and as a result, GeoPark no longer holds any working interest in the Manati gas field. The remaining administrative steps to closing are subject to the finalization of customary amendments to consortium contracts, which are expected to be completed during 1Q2026

•	Espejo and Perico Blocks in Ecuador: GeoPark divested these blocks, and the closing of the transaction occurred on December 9, 2025

Llanos 34 Block: Successful Initiation of the Polymer Injection Project

•	4Q2025 average production of 16,137 boepd net (35,859 boepd gross), reflecting a 5% decline compared to 3Q2025, consistent with the natural decline rate and driven by operational events, including scheduled maintenance and water quality constraints

•	Waterflooding projects continued to deliver strong results in 4Q2025, contributing approximately 6,370 boepd gross (18% of gross production)

•	Workover campaign focused on 28 interventions, delivering 3,230 boepd gross and reducing water production by 25,200 bwpd in 4Q2025

•	Polymer Injection Project started on December 26, 2025, with two injector wells in the Tigui Area

CPO-5 Block: Production Impacted by Blockades

•	4Q2025 average production of 6,153 boepd net (20,511 boepd gross), a 13% decrease compared to 3Q2025

•	Production was negatively impacted by blockades that occurred from October 27 to November 7, after which production normalized

Argentina: Operational Transition Completed with Early Production Uplift

•	Successful takeover of the operations of the Loma Jarillosa Este and Puesto Silva Oeste blocks on October 16, 2025, completing the transition safely and without incidents

•	4Q2025 average production of 1,234 boepd gross, driven by the Loma Jarillosa Este Block (GeoPark operated, 100% WI)

•	The Company established its operational office in Neuquén City, providing a local execution hub and strengthening coordination with contractors, regulators, and stakeholders. Approximately 90% of execution roles are currently held by local professionals with extensive operating experience in Vaca Muerta

•	Loma Jarillosa Este Block:

-	Successfully completed run-in-hole operations for tubing and artificial lift systems on all three wells at Pad 1020, resulting in an average incremental production increase of approximately 25%

-	Advanced the preparation of the Loma Jarillosa Environmental Impact Assessment (“EIA”) and other key regulatory permits

-	Engaged with neighboring operators to identify and advance potential operational synergies, aimed at improving efficiency and optimizing shared infrastructure and services

Llanos Exploration: Strong Appraisal Results in Llanos 123

•	4Q2025 average production of 2,739 boepd net (5,477 boepd gross), 26% higher than 3Q2025, mainly driven by appraisal results from the Llanos 123 Block (GeoPark operated, 50% WI):

-	Toritos Norte-3: Producing 445 bopd from the Barco Formation, with 58% water cut

-	Toritos Este-1: Producing 470 bopd from the Barco Formation, with 17% water cut

-	Currucutú-2: Put on production on December 20, 2025, delivering 710 bopd from the Barco Formation, with 1% water cut

-	Bisbita Oeste-1: Currently injecting 1,300 bwpd, aligned with initial simulation stage

•	Llanos 104 Block (GeoPark operated, 50% WI):

-	Vencejo Norte-1: Exploratory well targeting the Mirador Formation was spudded on December 24 and reached total depth at 6,600 ft on January 1. Pressure data and logs confirmed a water-bearing reservoir, and the well was abandoned

Putumayo: Production Campaign Underway

•	Platanillo Block (GeoPark operated, 100% WI)[1]:

-	The field reopened on October 18, 2025, delivering average production of 601 bopd gross during 4Q2025. The field is currently producing 900 bopd gross

Upcoming Catalysts 1Q2026

•	Drilling 5-6 gross wells in Colombia, targeting conventional development projects

•	Key projects include:

-	Llanos 34 Block: Drilling 4-5 development wells focused on the Jacana Area. 2 injection wells remain active under the Polymer Injection Project in the Tigui area

-	Llanos 123 Block: Drilling 2 development wells

-	Loma Jarillosa Este Block: Closing of rig and services contracts, with rig mobilization expected in March and drilling of three stand-alone wells during 2Q2026 (two already drilled in the 5-well PAD). This phase precedes the start of factory drilling, expected in 4Q2026. Completion of the battery upgrade contracting is also planned

Update on Board Composition

Mr. Somit Varma has stepped down from the Board of Directors of GeoPark Ltd. for personal reasons, effective January 19, 2026.

Mr. Varma joined the Board in 2020 and brought to GeoPark more than three decades of global experience in oil and gas, mining, and infrastructure investing. During his tenure, he played an active role across key Board committees, including those focused on strategy, risk, audit, and corporate governance.

The Board of Directors is grateful for Mr. Varma’s commitment, judgment, and service to GeoPark and wishes him well in his future endeavors. The Board will review its succession options and committee composition in due course.

1 GeoPark Colombia S.A.S. holds 100% ownership of Amerisur Exploración Colombia Limited, which is the official contractor and operator of the block.

Breakdown of Quarterly Production by Country

The following table shows production figures for 4Q2025, as compared to 4Q2024:

	4Q2025			4Q2024
	Total (boepd)	Oil (bopd)[a]	Gas (mcfpd)	Total (boepd)	% Change
Colombia	25,629	25,629	-	29,740	-14%
Argentina	1,234	1,138	580	-	-
Ecuador	650	650	-	1,749	-63%
Brazil	837	13	4,944	-	-
Total	28,351	27,431	5,524	31,489	-10%

a)	Includes royalties and other economic rights paid in kind in Colombia for approximately 3,890 bopd in 4Q2025. No royalties were paid in kind in Ecuador or Brazil. Production in Ecuador is reported before the Government’s production share of approximately 157 bopd.

Quarterly Production

(boepd)	4Q2025	3Q2025	2Q2025	1Q2025	4Q2024
Colombia	25,629	26,208	25,868	27,610	29,740
Ecuador	650	926	1,281	1,466	1,749
Brazil	837	1,002	231	-	-
Argentina	1,234	-	-	-	-
Total[a]	28,351	28,136	27,380	29,075	31,489
Oil	27,431	27,149	27,151	28,971	31,354
Gas	921	987	228	104	135

a)	In Colombia, production includes royalties paid in kind, and in Ecuador it is shown before the Government’s production share.

Reporting Date for 4Q2025 Results Release, Conference Call and Webcast

GeoPark will report its 4Q2025 and full-year 2025 financial results on Wednesday, February 25, 2026, after market close.

GeoPark management will host a conference call on Thursday, February 26, 2026, at 10:00 am (Eastern Standard Time) to discuss the 4Q2025 and full-year 2025 financial results.

To listen to the call, participants can access the webcast located in the Invest with Us section of the Company’s website at www.geo-park.com, or by clicking below:

https://events.q4inc.com/attendee/562628801

Interested parties may participate in the conference call by dialing the numbers provided below:

United States Participants: +1 646 844 6383

Global Dial-In Numbers:

https://www.netroadshow.com/events/global-numbers?confId=48643

Passcode: 459798

Please allow extra time prior to the call to visit the website and download any streaming media software that might be required to listen to the webcast.

An archive of the webcast replay will be made available in the Invest with Us section of the Company’s website at www.geo-park.com after the conclusion of the live call.

For further information, please contact:

INVESTORS:

Maria Catalina Escobar Shareholder Value and Capital Markets Director	mescobar@geo-park.com

Miguel Bello Investor Relations Officer	mbello@geo-park.com

Maria Alejandra Velez Investor Relations Leader	mvelez@geo-park.com

MEDIA:

Communications Department	communications@geo-park.com

NOTICE

Additional information about GeoPark can be found in the “Invest with Us” section on the website at www.geo-park.com.

Rounding amounts and percentages: Certain amounts and percentages included in this press release have been rounded for ease of presentation. Percentages included in this press release have not in all cases been calculated on the basis of such rounded amounts, but on the basis of such amounts prior to rounding. For this reason, certain percentages in this press release may vary from those obtained by performing the same calculations on the basis of the amounts in the financial statements. Similarly, certain other amounts included in this press release may not sum due to rounding.

CAUTIONARY STATEMENTS RELEVANT TO FORWARD-LOOKING INFORMATION

This press release contains statements that constitute forward-looking statements. Many of the forward-looking statements contained in this press release can be identified by the use of forward-looking words such as ‘‘anticipate,’’ ‘‘believe,’’ ‘‘could,’’ ‘‘expect,’’ ‘‘should,’’ ‘‘plan,’’ ‘‘intend,’’ ‘‘will,’’ ‘‘estimate’’ and ‘‘potential,’’ among others.

Forward-looking statements that appear in a number of places in this press release include, but are not limited to, statements regarding the intent, belief or current expectations, regarding various matters, including, drilling campaign, production guidance, closing of acquisition and divestment transactions and production consolidation. Forward-looking statements are based on management’s beliefs and assumptions, and on information currently available to the management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors.

Forward-looking statements speak only as of the date they are made, and the Company does not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances, or to reflect the occurrence of unanticipated events. For a discussion of the risks facing the Company which could affect whether these forward-looking statements are realized, see filings with the U.S. Securities and Exchange Commission (SEC).

Oil and gas production figures included in this release are stated before the effect of royalties paid in kind, consumption and losses. Annual production per day is obtained by dividing total production by 365 days.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GeoPark Limited

By:	/s/ Jaime Caballero Uribe
	Name:	Jaime Caballero Uribe
	Title:	Chief Financial Officer

Date: January 22, 2026